Exhibit 99.1

Yingli Green Energy Announces Changes to Its Board of Directors

BAODING, China, December 3, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated solar panel manufacturer, also known as “Yingli Solar,” today announced that Mr. Zongwei Li has resigned from his position as executive director on the Company’s board of directors. Mr. Li joined the Company as Chief Financial Officer in 2006, and currently serves as the Company’s Chief Strategy Officer. Mr. Yiyu Wang, the Company’s current Chief Financial Officer, will replace Mr. Li as an executive director on the Company’s board. These proposals have been unanimously approved by the board and are effective as of December 3, 2014.

“I’m pleased to welcome Mr. Wang on board. I believe that his operational and financial expertise will make him a valuable contributor to the board and our shareholders,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer, Yingli Green Energy. “I would also like to personally thank Mr. Li for his participation at the board level and for his valuable contributions.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest solar panel manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 10 GW of solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com